                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                              (Amendment No. 3)*
                                            ---

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            ASCENT PEDIATRICS, INC.
                            -----------------------
                               (Name of Issuer)

                                 Common Stock
                            -----------------------
                         (Title of Class of Securities)

                                  04362X 20 0
                            -----------------------
                                 (CUSIP Number)


                               December 31, 2000
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           (Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]            Rule 13d-1(b)

     [_]            Rule 13d-1(c)

     [_]            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  ---------------------                                -----------------
  CUSIP NO. 04362X 20 0                                Page 2 of 5 Pages
  ---------------------                                -----------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Burr, Egan, Deleage & Co.     04-2681308

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Massachusetts

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                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          653,842
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          653,842
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      653,842   Please also refer to Attachment A
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      6.7%      Please also refer to Attachment A

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      IA

------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

                                    ITEM 1.

(a)  Name of Issuer: Ascent Pediatrics, Inc. ("Issuer")

(b)  Address of Issuer's Principal Executive Offices:


          187 Ballardvale St. Suite B125
          Wilmington, MA  01821

ITEM 2.

(a)  Name of Person Filing:

     Burr, Egan, Deleage & Co.

(b)  Address of Principal Business Office:

          200 Clarendon St.  Floor 51
          Boston, MA  02116

(c)  Citizenship/Place of Organization:

          Massachusetts

(d)  Title of Class of Securities:  Common Stock

(e)  CUSIP Number: 04362X 20 0

ITEM 3. Not applicable

ITEM 4. Ownership.

  (a)  Amount Beneficially Owned: 653,842

  (b)  Percent of Class:    6.7%

  (c)  Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote: N/A

        (ii) shared power to vote or to direct the vote: 653,842 Please also refer to Attachment A

        (iii) sole power to dispose or to direct the disposition of: N/A

        (iv) shared power to dispose or to direct the disposition of: 653,842 Please also refer to Attachment A

ITEM 5.  Ownership of Five Percent or Less of a Class

Not Applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

ITEM 8.  Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section
240.13d-1(b)(1)(ii)(H) of the Act.

ITEM 9.  Notice of Dissolution of Group

Not applicable

ITEM 10.  Certification

Not applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 8, 2001


Burr, Egan, Deleage & Co.


By: /s/ Eileen McCarthy
    _______________________

        Eileen McCarthy

        Vice President

                     ATTACHMENT A / ASCENT PEDIATRICS, INC.

  Burr, Egan, Deleage & Co. directly or indirectly provides investment advisory services to several venture capital funds including Alta V Limited Partnership and Customs House Partners. At December 31, 2000, the beneficial ownership is as follows:


Alta V Limited Partnership           582,341 Cm shares         64,702 Warrant Shares      647,043 Total shares
Customs House Partners                 6,119 Cm shares            680 Warrant Shares        6,799 Total shares
                                                                                          =======
                                                                                          653,842  Total Shares


     The respective general partners of these funds exercise sole voting and investment power with respect to the shares owned by such funds.

     The principals of Burr, Egan, Deleage & Co. are general partners of Alta V Management Partners, L.P. (the General Partner of Alta V Limited Partnership) and Customs House Partners. As general partners of these funds, they may be deemed to share voting and investment powers for the shares held by the funds. These principals disclaim beneficial ownership of all such shares held by the aforementioned funds except to the extent of their proportionate pecuniary interests therein.